UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 28, 2020

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Agreement to Acquire Three Push Boats and 18 Tank Barges and Enter into Five-year “Take-or-Pay” Contract

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) announced today that the Company signed a binding letter of intent with third parties for the acquisition of three push boats and 18 tank barges (the “Fleet”), currently operating in the Paraguay-Parana waterway, for a purchase price of US $30 million. The transaction includes a contract of affreightment for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years (the “COA”). Navios Logistics expects to generate approximately US $8 million of annual EBITDA from the Fleet and the COA assuming operating expenses approximating current operating costs of its own vessels.

The acquisition will be funded with US $15 million equity to be paid at closing and sellers’ financing of US $15 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments.

Navios Logistics estimates closing of the transaction in the fourth quarter of 2020, subject to satisfactory completion of technical due diligence and other customary closing procedures.

Murtinho Port Terminal Update

In September 2020, the Company and Xiamen C&D Commodities Limited (“CND”) signed a non-binding letter of intent for long-term storage and transshipment contracts for the upriver Murtinho Multipurpose Port Terminal in Brazil, which is currently under development, and the Nueva Palmira Grain Port Terminal in Uruguay for a minimum of 300,000 tons annual volume. CND is part of the group of C&D Inc., a rapidly growing agricultural and industrial conglomerate listed on the Shanghai stock exchange that imports about eight million tons of soybeans into China annually. CND intents to source soybeans originating in the State of Mato Grosso do Sul, Brazil, and export them through the Paraguay-Parana waterway utilizing the Company’s upriver export terminal in Port Murtinho and downriver transshipment terminal in Uruguay..

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding timing for the closing of the Fleet acquisition, EBITDA impact of the Fleet acquisition and impact of the non-binding letter of intent with respect to the port terminal. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Logistics at the time these statements were made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2020	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Anna Kalathakis
Name: Anna Kalathakis
Title: Secretary